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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003
                                            ---------

                       Commission File Number: 333-100069
                                               ----------


                                NETEASE.COM, INC.

                              Suite 1901, Tower E3
                           The Towers, Oriental Plaza
                               Dong Cheng District
                   Beijing, People's Republic of China 100738
                    (Address of principal executive offices)




     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F        X        Form 40-F
                        ---------------            ---------------


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________


     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes ______________ No        X
                                    ---------------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

              82-      N.A.
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                               Page 1 of 5 Pages
                  The index of exhibits may be found at Page 2

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                                NETEASE.COM, INC.

                                    Form 6-K

                                TABLE OF CONTENTS

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Signature                                                                 Page 3
Press Release Regarding Pricing of Zero Coupon              Exhibit 99.1, Page 4
     Convertible Subordinated Notes
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NETEASE.COM, INC.


                                     By: /s/ Ted Sun
                                         ---------------------------------------
                                         Name: Mr. Ted Sun
                                         Title: Acting Chief Executive Officer
                                                and Director

Date: July 9, 2003

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[LOGO OF NETEASE]                                                  Press Release

Contact for Media and Investors:
Ms. Olive Wang
NetEase.com, Inc.
ir@corp.netease.com
8610-8518-0163, ext. 8243

Jessica Barist Cohen
Ogilvy Public Relations Worldwide
jessica.cohen@ogilvy.com
8621-6218-3009, ext. 238

                      NetEase.com, Inc. Prices $75 Million

               Zero Coupon Convertible Subordinated Notes Offering

(Beijing, July 8, 2003) - NetEase.com, Inc. (Nasdaq: NTES), today announced the pricing of $75 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes due 2023, first putable July 15, 2006, in a private offering. The sale of the notes is expected to close on July 14, 2003. The initial purchaser has an option to purchase up to an additional $25 million in aggregate principal amount of the notes.

The notes will not bear interest, have a zero yield to maturity and will be convertible, subject to certain conditions, into NetEase's ordinary shares at a conversion price of approximately $0.4815 per ordinary share (equivalent to $48.15 per American Depositary Share), subject to certain antidilution adjustments. This represents a 23% conversion premium based on the closing bid price of $39.15 of NetEase's American Depositary Shares on the Nasdaq National Market on July 7, 2003.

The convertible subordinated notes were placed in a private placement transaction pursuant to Rule 144A under the Securities Act of 1933. Neither the convertible subordinated notes nor the ordinary shares of NetEase issuable upon conversion of the notes have been registered under the Securities Act and may not be offered or sold in the United States or to a U.S. person absent registration or an applicable exemption from the registration requirements.

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[LOGO OF NETEASE]

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

                                      * * *

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the offering of convertible subordinated notes may not close; the risk that if we do issue such notes, we may not be able to satisfy our obligations under the indenture for the notes which could lead to a default on the notes and an adverse effect on our business and financial condition; the risk that we may not use the proceeds from this offering in a productive manner; and other risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.